

Mail Stop 4561

February 23, 2016

Mr. Douglas Valenti
Chief Executive Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, California 94404

> **Re:     QuinStreet, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 19, 2015**
> **File No. 001-34628**

Dear Mr. Valenti:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8.  Financial Statements and Supplementary Data

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.     We note that you enter into revenue-share arrangements with third-party publishers and Internet search companies which generate revenue from qualified leads, clicks, calls, applications, or customers.  Please tell us the amount of revenue generated from these revenue-share arrangements and provide us with a comprehensive discussion of the underlying nature of these arrangements.   Please ensure that you address the following items in your response and to the extent the arrangements differ by verticals, please address accordingly:

   - Provide us details regarding how an internet user views your marketing materials and the process a user goes through to view your information, submit an application, make a phone call to an advertiser, etc. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.

- Clarify at what point revenue is generated and if and how this may differ based on your vendors.

- Provide us details regarding the nature of the payments you make to the third-party publishers and Internet search companies. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.

- Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your media partners.

- Please clarify if you must remit fees to these parties regardless of your success in generating clicks, calls or leads.

- Explain to us, in detail, how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

Goodwill, page 62

2.      We note there has been a substantial sustained decline in your market capitalization since June 30, 2015. Please tell us if this decline has triggered an interim impairment test under ASC 350-20-35-30. In this regard, to the extent you have determined that either of your reporting units are at potential risk of failing your goodwill impairment analysis, please tell us your consideration to disclose the following: (1) the percentage by which the fair value exceeded carrying value as of the date of the most recent test; (2) the amount of goodwill allocated to any at-risk reporting unit; (3) a discussion of the methods and key assumptions used to evaluate goodwill for impairment; and (4) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 10. Stock Benefit Plans

Valuation Assumptions, page 79

3.      We note that you use the simplified method to estimate the expected term of your stock options. Considering the extent of the exercise activity since your initial public offering, please tell us how you determined that it is appropriate to continue to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services